UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

COLUMBIA LABORATORIES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

197779101

(CUSIP Number)

November 30, 2008

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]     Rule 13d-1(b)
[   ]     Rule 13d-1(c)
[   ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 11 Pages

Exhibit Index: Page 8

CUSIP NO. 197779101	Page 2 of 11 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

PERRY CORP.

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ ]

3	SEC Use Only

4	Citizenship or Place of Organization

NEW YORK

	5	Sole Voting Power
Number of Shares		6,063,518
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 6,063,518
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

6,063,518

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

9.99%

12	Type of Reporting Person (See Instructions)
IA, CO

CUSIP NO. 197779101	Page 3 of 11 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

RICHARD C. PERRY

2	Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ ]

3	SEC Use Only

4	Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		6,063,518
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 6,063,518
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

6,063,518
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain

Shares (See Instructions)

[	]

11	Percent of Class Represented By Amount in Row (9)

9.99%

12	Type of Reporting Person (See Instructions)

IN, HC

CUSIP NO. 197779101	Page 4 of 11 Pages

                        This Amendment No. 5 amends and restates Amendment No. 4 to the Schedule 13G (the “Schedule 13G”) filed by Richard C. Perry and Perry Corp. with the Securities and Exchange Commission (the “SEC” or “Commission”) on December 5, 2008 relating to the common stock, par value $0.01 per share (the “Common Stock”), of Columbia Laboratories, Inc., a Delaware corporation.

Item 1(a)	Name of Issuer:

Columbia Laboratories, Inc. (the "Issuer").

Item 1(b)	Address of the Issuer's Principal Executive Offices:

354 Eisenhower Parkway

Livingston, NJ 07039

Item 2(a)	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i)	Perry Corp.; and
ii)	Richard C. Perry, in his capacities as the President and sole stockholder of Perry Corp. ("Mr. Perry").

This statement relates to Shares (as defined herein) held for the accounts of two or more private investment funds for which Perry Corp. acts as general partner and/or managing member of the general partner and/or investment adviser.

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 767 Fifth Avenue, New York, New York 10153.

Item 2(c)	Citizenship:

1)	Perry Corp. is a New York corporation; and
2)	Mr. Perry is a citizen of the United States.
Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (the "Shares").

Item 2(e)	CUSIP Number:

197779101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

CUSIP NO. 197779101	Page 5 of 11 Pages

i)	Perry Corp. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.
ii)	Mr. Perry is a control person of Perry Corp.
Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of certain Shares issuable upon conversion of certain preferred shares (the “Preferred Shares”), convertible subordinated promissory notes (the “Notes”) and exercise of warrants (the “Warrants”) beneficially owned by the Reporting Persons. These Shares consist of (a) 1,750,000 Shares issuable upon conversion of Preferred Shares beneficially owned by the Reporting Persons and (b) not taking into account the conversion cap (as described below), an additional 4,457,142 Shares issuable upon conversion of the Notes or exercise of Warrants. The Notes and Warrants were issued on December 22, 2006 and the terms of the Notes and Warrants were previously disclosed in the Company’s Current Report on Form 8-K, filed on December 26, 2006. The Notes and Warrants are subject to a conversion cap that precludes the holder thereof from converting the Notes or exercising the Warrants to the extent that the holder would, after such conversion or exercise, beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) in excess of 9.99% of the Shares outstanding. Based upon the 54,632,362 Shares currently outstanding as described in Item 4(b), and the 1,750,000 Shares issuable upon the conversion of the Preferred Shares beneficially owned by the Reporting Persons, the conversion cap effectively limits the Reporting Persons from converting the Notes into, and/or exercising the Warrants for, in excess of 4,313,518 Shares. Each of the Reporting Persons disclaims beneficial ownership of the Shares issuable upon conversion of the Notes or the exercise of the Warrants to the extent that they are not convertible or exercisable by the Reporting Persons as a result of the conversion cap. Without giving effect to the conversion cap, the Preferred Shares, Notes and Warrants beneficially owned by the Reporting Persons would be convertible into, and/or exercisable for, an aggregate of 6,207,142 Shares, or 10.2% of the total number of Shares outstanding (based upon (i) 54,632,362 Shares outstanding as described in Item 4(b) below plus (ii) the additional 6,207,142 shares that would be issued upon such conversion and/or exercise).

The statements in Amendment No. 4 that the Reporting Persons beneficially owned 1,750,000 Shares were predicated on an interpretation of the conversion cap that would result in none of the Warrants or Notes being exercisable or convertible, in whole or in part, if the exercise and/or conversion of all of the Warrants and Notes would result in the Reporting Persons beneficially owning more than 9.99% of the Issuer's Shares outstanding. Upon further review, the Reporting Persons have determined that the conversion cap precludes the exercise and/or conversion of the Warrants and Notes only to the extent that such exercise and/or conversion would result in their beneficially owning more than 9.99% of the Shares outstanding. The Reporting Persons have not traded in the Shares, Preferred Shares, Notes, or Warrants since the Date of Event through the date of this filing.

Item 4(b)	Percent of Class:

As of March 31, 2009, the number of Shares outstanding was 54,632,362 according to the Issuer’s Definitive Proxy Statement on Schedule 14A filed on April 17, 2009. Assuming conversion of Preferred Shares beneficially owned by the Reporting Persons which convert into 1,750,000 Shares, and assuming conversion and exercise of Convertible Notes or Warrants beneficially owned by the Reporting Persons which convert into 4,313,518 Shares, subject to conversion cap limitations, each of the Reporting Persons may be deemed to be the beneficial owner of 9.99% of the total number of Shares outstanding.

CUSIP NO. 197779101	Page 6 of 11 Pages

Item 4(c)	Number of shares as to which such person has:

Perry Corp.
(i)	Sole power to vote or direct the vote	6,063,518
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	6,063,518
(iv)	Shared power to dispose or to direct the disposition of	0

Mr. Perry
(i)	Sole power to vote or direct the vote	6,063,518
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	6,063,518
(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The limited partners of (or investors in) each of two or more private investment funds for which Perry Corp. acts as general partner and/or managing member of the general partner and/or investment adviser, have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for the accounts of such funds in accordance with their respective limited partnership interest (or investment percentages) in such funds.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Perry Corp. is the relevant entity for which Mr. Perry may be considered a control person.

Perry Corp. is an investment adviser registered under the Investment Advisers Act of 1940.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

CUSIP NO. 197779101	Page 7 of 11 Pages

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 197779101	Page 8 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 24, 2009	PERRY CORP.
Name:	/s/ Michael Neus*
By:	Richard C. Perry
Title:	President

Date: April 24, 2009	RICHARD C. PERRY
By:	/s/ Michael Neus*

*By Michael Neus, attorney-in-fact

CUSIP NO. 197779101	Page 9 of 11 Pages

EXHIBIT INDEX

Page No.

A.	Joint Filing Agreement, dated as of April 24, 2009, by and among the Reporting Persons	9
B.	Power of Attorney, dated June 21, 2005	10

CUSIP NO. 197779101	Page 10 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, par value $0.01 per share, of Columbia Laboratories, Inc. dated as of April 24, 2009, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: April 24, 2009	PERRY CORP.
Name:	/s/ Michael Neus*
By:	Richard C. Perry
Title:	President

Date: April 24, 2009	RICHARD C. PERRY
By:	/s/ Michael Neus*

*By Michael Neus, attorney-in-fact

CUSIP NO. 197779101	Page 11 of 11 Pages

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, RICHARD Perry, hereby make, constitute and appoint each of PAUL LEFF and MICHAEL NEUS acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as an officer of, shareholder of or in other capacities with Perry Corp. ("Perry") and each of its affiliates or entities advised by me or Perry, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 21st day of June 2005.

/s/ Richard Perry

Richard Perry